Jon E. Gavenman T: +1 650 843 5055 jgavenman@cooley.com	VIA EMAIL AND EDGAR

April 2, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Tiffany Piland Posil

RE:	Rovi Corporation
Preliminary Proxy Statement on Schedule 14A
Filed March 23, 2015
File No. 000-53413

Ladies and Gentlemen:

On behalf of Rovi Corporation (the “Company”), electronically filed via EDGAR pursuant to the Securities Exchange Act of 1934, as amended, is Amendment No. 1 (“Amendment No. 1”) to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed with the Securities and Exchange Commission (the “Commission”) on March 23, 2015. Amendment No. 1 is marked to show changes from the corresponding items of the Preliminary Proxy Statement as originally filed.

Amendment No. 1 is also being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated April 1, 2015 (the “Comment Letter”) with respect to the Preliminary Proxy Statement. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of our responses correspond to the page numbers of Amendment No. 1.

Staff Comments and Company Responses

General

1. Please clearly mark your proxy statement as preliminary. See Rule 14a-6(e)(1).

Response: The Company acknowledges the Staff’s comment and has updated Amendment No. 1 accordingly.

What vote is required for each proposal? page 4

2. Disclosure in this section indicates that shares having broker non-votes with respect to any proposals will be counted as present for the purpose of establishing a quorum, but broker non-votes with respect to Proposals 2 and 3 will have no effect on the outcome of those

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April 2, 2015 Page Two

proposals. Given that the voting standard for Proposals 2 and 3 is a majority of shares present in person or represented by proxy at the meeting, please advise us why broker non-votes will have no effect on the outcome of these proposals.

Response: The Company advises the Staff that under Delaware law, the Company’s domicile state, broker non-votes are deemed to be “present” at the meeting for quorum purposes in that they are shares that have arrived at the meeting via the broker. However, they are not shares that are “entitled to be voted” on certain proposals, as the broker has no authority to vote the shares with respect to those proposals. Under Delaware General Corporation Law, Section 216, “the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders” (emphasis added).

New York Stock Exchange (NYSE) Rule 452 specifies when banks, brokers and other member organizations (collectively, “custodians”) may authorize submitting a proxy on behalf of the stock’s beneficial owner. In uncontested elections, custodians may submit proxies without any specific instructions provided by such beneficial owner on matters that are considered “routine” or “discretionary.” NYSE Rule 452 requires the custodian to mark through any proposal on the proxy card that is considered non-routine or non-discretionary, creating a “broker non-vote.”

The Delaware Supreme Court held in Berlin v Emerald Partners, 552 A.2d 482 (Del. 1988) that broker non-votes are to be treated as limited proxies of the beneficial stockholder, and while not considered votes cast on a specific proposal, they are considered to be present for purposes of determining whether a quorum exists at the meeting:

These stock exchange rules further provide that where a proxy form contains both discretionary and nondiscretionary proposals, the broker may vote, or give a proxy to vote, in the absence of instructions from the beneficial owner if the broker physically crosses out those portions where it does not have discretion. [W]here a proposal is nondiscretionary and the broker or fiduciary record holder receives no instructions from the beneficial owner, voting power on that proposal has been withheld. The shares represented by a limited proxy cannot be considered as part of the voting power present on a nondiscretionary proposal from which power has been withheld by crossing it out or otherwise.

And

A stockholder also has the right to be represented at a meeting by giving a general or a limited proxy. ‘[T]he presence of holders of proxies at a meeting renders the shares that they represent present for purposes of a quorum, regardless of whether the written proxies are produced.’

Just as the quorum once established, will not be defeated by a stockholder who participates in part of the meeting but does not vote or leaves the meeting, it also will not be defeated merely because the stockholder who is present by proxy did not provide authority for his representative to vote on all proposals…. Therefore, unless the certificate of incorporation provides to the contrary, the legal and practical effect of executing a limited proxy is that a stockholder will contribute to the establishment of a quorum and will be bound by a majority decision of the voting power present on a proposal from which he has withheld the authority to vote. [Internal citations omitted.]

By contrast, broker non-votes do not exist when there is no routine or discretionary matter under NYSE Rule 452 on the proxy card. Under NYSE Rule 452, custodians may not exercise discretionary voting authority with respect to any proposal on a proxy that is the subject of a counter-solicitation. In this particular situation, there is a discretionary matter on the proxy card—the advisory vote on the “Appointment of Independent Registered Public Accounting Firm”—which is not the subject of a counter-solicitation. Despite proxy contests, brokers routinely vote on routine matters on the proxy that are not the subject of the contest.

Thus, broker non-votes have no effect on the outcome of the proposals because the ratio used to determine the vote outcome is (a) the number of shares voted in favor of a matter, divided by (b) the number of shares present and entitled to vote on the matter. Because broker non-votes are not voted in favor of a matter (by definition), and because they are not present and entitled to vote on the matter (see above Delaware law), broker non-votes are excluded from the calculation of the ratio altogether (both numerator and denominator), and therefore they have no effect on the outcome of the proposals. This approach is also consistent with Nasdaq Rule 5635(e)(4), which provides, in relevant part, “Where shareholder approval is required, the minimum vote that will constitute shareholder approval shall be a majority of the total votes cast on the proposal.”

Proposal 1: Election of Directors, page 8

3. Disclosure states that “[i]f any nominee should become unavailable or unable to serve as a director prior to the meeting, our Board of Directors may designate another nominee to fill the vacancy and proxies will be voted for that nominee.” Please revise this disclosure to conform to the standard set forth in Rule 14a-4(c)(5).

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at page 8.

4. Please confirm to us that in the event the board of directors identifies or nominates a substitute nominee prior to the annual meeting, the company will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected, and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

Response: The Company acknowledges the Staff’s comment and confirms that in the event the board of directors identifies or nominates a substitute nominee prior to the annual

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meeting, the Company will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected, and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee. The Company has also updated Amendment No. 1 at page 8 accordingly.

Nominees for Director, page 9

5. Please clarify Ms. Quindlen’s employment history by adding the month and year of employment.

Response: The Company acknowledges the Staff’s comment and has made the requested clarification to Amendment No. 1 at page 11.

Proposal 3: Advisory Vote to Approve Named Executive Officer Compensation, page 15

6. Please disclose that you are providing this vote as required pursuant to Section 14A of the Exchange Act. See Item 24 of Schedule 14A.

Response: The Company acknowledges the Staff’s comment and has made the requested disclosure in Amendment No. 1 at page 15.

Additional Information, page 75

7. Disclose the number of employees of MacKenzie Partners, Inc. who will solicit stockholders. See Item 4(b)(3)(iii) of Schedule 14A.

Response: The Company acknowledges the Staff’s comment and has made the requested disclosure in Amendment No. 1 at page 75.

8. Disclosure that states the company offers “electronic delivery of annual meeting materials, including email delivery of future proxy statements.” Please advise us, with a view toward revised disclosure, of the method by which this proxy statement will be disseminated to record and beneficial owners. Specifically address whether or not the disclosure in this section is intended to communicate that the company is attempting to rely upon Rule 14a-16 for purposes of electronically disseminating this proxy statement.

Response: The Company respectfully advises the Staff that the proxy statement will be disseminated to record and beneficial owners via mail with the option, for their convenience only and at their option, of receiving an additional electronic copy. The Company has determined that it is not relying upon Rule 14a-16 for purposes of electronically disseminating its proxy statement. The Company has updated Amendment No. 1 at page 75 accordingly.

Appendix A: Supplemental Information Regarding Participants

9. Please provide the information required by Item 5(b)(1)(viii)-(xii) of Schedule 14A.

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Securities and Exchange Commission

April 2, 2015 Page Four

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 1 at page A-1.

Finally, the statement from the Company requested by the Staff is included as Annex A to this response letter.

Please direct any comments or questions regarding this matter to the undersigned at (650) 843-5055.

Sincerely,

/s/ Jon E. Gavenman
Jon E. Gavenman

Cc:	Pamela Sergeeff, Rovi Corporation (via e-mail)

Nancy Wojtas, Cooley LLP (via e-mail)

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Jon E. Gavenman T: +1 650 843 5055 jgavenman@cooley.com	VIA EMAIL AND EDGAR

Annex A

Rovi Corporation

2830 De La Cruz Boulevard

Santa Clara, California 95050

April 2, 2015

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	Rovi Corporation
Preliminary Proxy Statement on Schedule 14A
Filed March 23, 2015
File No. 000-53413

Ladies and Gentlemen:

In connection with the above-captioned filing, Rovi Corporation (“Rovi”) hereby acknowledges that:

•	Rovi is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	Rovi may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ROVI CORPORATION

By:	/s/ Pamela Sergeeff
Name:	Pamela Sergeeff
Title:	Executive Vice President & General Counsel